

February 19, 2021

Humera Afzal
Chief Financial Officer
Membership Collective Group Inc.
515 W. 20th Street
New York, New York 10011

     Re: Membership Collective Group Inc.
          Draft Registration Statement on Form S-1
          Submitted February 18, 2021
          CIK No. 0001846510

Dear Ms. Afzal :

Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form.

More specifically, your registration statement fails to include the financial statements for your most recent fiscal year required by Article 3 of Regulation S-X.

We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert A. Ryan, Esq.